Exhibit 99.1

GFL Environmental Announces the Acquisition of Peoria Disposal Company and Provides Update on Year-to-Date M&A Activity

VAUGHAN, CANADA, October 1, 2021 – GFL Environmental Inc. (NYSE and TSX: GFL) (“GFL” or the “Company”), a leading North American diversified environmental services company, today provided an update on its year-to-date M&A activity.

Since July 1, 2021, GFL has completed 16 acquisitions across its North American platform, for a total of 31 acquisitions year-to-date. Most recently, GFL acquired the solid waste management and recycling business of Peoria Disposal Company and affiliates (collectively, “PDC”) on October 1, 2021. PDC owns a vertically integrated network of assets in Central Illinois and Eastern Missouri, providing residential, commercial and industrial solid waste hauling and recycling services. The operations include three active landfills, two strategically located transfer stations, one material recovery facility and a wastewater treatment plant. The acquisition also includes Peoria City/County Landfill Number 3, which is expected to begin operations in early 2024. The PDC assets are supported by a fleet of over 350 vehicles and more than 400 employees.

PDC has operated a regional platform for over 90 years under the ownership of the Coulter family. Royal Coulter and his son Matt Coulter will remain with the business on a long-term basis, while other family members will continue with GFL as consultants and advisors to assist with the transition.

“We continue to demonstrate our ability to successfully execute on our growth strategy of pursuing strategic and accretive acquisitions,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “The acquisition of PDC provides us with a unique opportunity to acquire one of the best family owned and operated vertically integrated set of assets in the United States, while expanding our solid waste footprint within the U.S. Midwest. PDC has a leading market position in a secondary market with some of the strongest operating margins in our industry.” Mr. Dovigi continued, “The acquisition of PDC also provides us with the opportunity to advance our sustainability initiatives by unlocking significant value from landfill gas to energy projects at the PDC landfills, as part of GFL Renewables.”

“After months of family meetings and input from trusted advisors, we made the difficult decision to put PDC up for sale,” said Royal Coulter, President and CEO of PDC. “We ran a process where we interviewed four other parties and while GFL was not the highest bidder, after spending two days with Patrick, our family felt that GFL was the right company to take over PDC and continue the legacy that we have built in Peoria over the last 93 years.” Mr. Coulter concluded, “It is clear to us that GFL shares the same core values as PDC: entrepreneurial spirit, operational excellence, a focus on safety and a commitment to giving back to the communities that it serves. I am excited to be part of GFL’s next chapter.”

On October 1, 2021, GFL also closed the acquisition of the Alabama Dumpster group of companies (“Alabama Dumpster”). Alabama Dumpster provides commercial and roll-off solid waste and recycling services and landfill operations in the State of Alabama.

“As part of our growth strategy, we have focused on densifying our existing footprint,” said Mr. Dovigi. “The Alabama Dumpster assets complement the businesses we acquired last fall through the acquisition of WCA Waste Corporation and the Waste Management/Advanced Disposal merger. In addition, during the third quarter of 2021, we acquired hauling operations from Waste Management in Chicoutimi, Quebec, Sault Ste. Marie, Ontario and Western Canada, as well as the Dafter, Michigan Landfill, further increasing our size and scale within these markets.”

GFL also announced today that it has sold certain solid waste assets in and around the Chicago, Illinois market and Rochester, Minnesota, other than the Zion Landfill, for aggregate proceeds of approximately US$72.5 million (C$92.0 million). As part of the transaction, the purchaser and GFL entered into several disposal arrangements, including a 10-year disposal agreement for 450,000 tons per annum at the Zion Landfill. This sale, together with the previously announced sale of certain assets in Pennsylvania and Maryland, brings GFL’s total proceeds from asset sales to US$122.5 million (C$155.1 million) for the year.

Said Mr. Dovigi, “The sale of these non-core assets is consistent with our previously stated strategy of redeploying capital into organic and inorganic initiatives in our key growth markets. Given the footprint we now have, we will continue to concentrate on investing in markets where we expect to achieve the highest returns on our invested capital.”

GFL financed the acquisitions completed since July 1, 2021 through its recent bond offerings, drawings under its upsized credit facility, the asset sales described above and cash on hand.

Mr. Dovigi continued, “At the beginning of the year, we provided guidance that included opportunities to acquire up to C$280 million of revenue through incremental M&A. With the 31 acquisitions closed year to date, together with another acquisition expected to close in mid-October, we have deployed C$2.2 billion to acquire approximately C$715 million of revenue, or C$340 million of revenue excluding the acquisition of Terrapure Environmental Ltd., well in excess of the opportunities that that we saw at the beginning of the year.” Mr. Dovigi concluded, “We still see upside opportunities ahead of us for the fourth quarter resulting from the robust M&A pipeline that we manage. As we look to the end of 2021, we will continue to execute on our acquisition strategy, relying on our recently completed financing initiatives, including an equity commitment of up to US$300 million from affiliates of HPS Investment Partners, LLC, to maintain our current credit rating profile and leverage within previously stated ranges. We will also remain focused on organically growing our business, realizing operational efficiencies and extracting synergies from our scalable platform, all with a view to increasing our free cash flow and creating long-term value for all of our stakeholders.”

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 17,000 employees.

Forward-Looking Information

This release includes certain “forward-looking statements”. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the “Risk Factors” section of GFL’s annual report for the 2020 fiscal year filed on Form 20-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws. References to “GFL”, the “Company”, “we”, “its” and “our”, include references to GFL and its subsidiaries as applicable. References to "C$" or "$" mean Canadian dollars and references to "US$" mean U.S. dollars.

For more information, contact:
Patrick Dovigi

Founder and CEO
905-326-0101

pdovigi@gflenv.com